Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Hewlett Packard Enterprise Company pertaining to the Juniper Networks, Inc. 2015 Equity Incentive Plan, as amended and restated, 128 Technology, Inc. Amended and Restated 2014 Equity Incentive Plan, Apstra, Inc. Amended and Restated 2014 Equity Incentive Plan, Mist Systems, Inc. 2014 Equity Incentive Plan, and Juniper Networks, Inc. Deferred Compensation Plan of our reports dated December 19, 2024, with respect to the consolidated financial statements of Hewlett Packard Enterprise Company and the effectiveness of internal control over financial reporting of Hewlett Packard Enterprise Company included in its Annual Report (Form 10-K) for the year ended October 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas
July 2, 2025